SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                           DSA Financial Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  23331W 10 1
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                                 (CUSIP Number)

                               December 31, 2005
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            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed

    [ ]     Rule 13d-1(b)
    [x]     Rule 13d-1(c)
    [ ]     Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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    1)    Names of Reporting Persons..............................David P. Lorey
          I.R.S. Identification Nos. of Above Persons.............Not Applicable
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    2)   Check the appropriate box if a Member of a Group (See instructions)
         (a) [ ]
         (b) [ ]
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    3)   SEC use only...........................................................
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    4)   Citizenship.........................................................USA
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Number of      (5)  Sole Voting Power.....................................90,646
Shares         -----------------------------------------------------------------
Beneficially   (6)  Shared Voting Power....................................7,035
Owned by       -----------------------------------------------------------------
Each Reporting (7)  Sole Dispositive Power................................90,646
Person         -----------------------------------------------------------------
With           (8)  Shared Dispositive Power...............................7,035

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    9)   Aggregate Amount Beneficially Owned by Each Reporting Person.....97,681
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   10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares....[ ]
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   11)   Percent of Class Represented by Amount in Row 9....................5.9%
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   12)   Type of Reporting Person (See Instructions)..........................IN
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


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CUSIP No. 23331W 10 1                                          Page 2 of 2 Pages
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Item 1(a) Name of Issuer: DSA Financial Corporation

Item 1(b) Address of Issuer's Principal  Executive  Offices:  118 Walnut Street,
              Lawrenceburg, IN 47025

Item 2(a) Name of Person Filing: David P. Lorey

Item 2(b) Address of  Principal  Business  Office or, if none,  Residence:  118
              Walnut Street, Lawrenceburg, IN 47025

Item 2(c) Citizenship: USA

Item 2(d) Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 23331W 10 1

Item 3:   Not applicable

Item 4:   Ownership

    (a)  Amount beneficially owned.......................................97,681
    (b)  Percent of class...................................................5.9%
    (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote..................90,646
         (ii)  Shared power to vote or to direct the vote.................7,035
         (iii) Sole power to dispose or to direct the disposition of ....90,646
         (iv)  Shared power to dispose or to direct the disposition of....7,035

Item 5:  Ownership of Five Percent or Less of a Class. Not applicable.

Item 6:  Ownership  of More than Five Percent on Behalf of Another  Person.
             Not applicable.

Item 7: Identification and Classification of the Subsidiary that Acquired Securities Being Reported On. Not applicable.

Item 8:  Identification  and  Classification  of  Members  of  the  Group.
             Not applicable.

Item 9:  Notice of Dissolution of Group. Not applicable.

Item 10: Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2006

/s/ David P. Lorey
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David P. Lorey